BREWRIVER DEERFIELD LLC
BUSINESS PLAN

I. EXECUTIVE SUMMARY

BrewRiver Deerfield LLC, (hereinafter "Business" or BRDF) is intended to be formed as an Ohio Limited Liability Company (LLC) located at 3659 Russell Ave, Cincinnati, Ohio 45208, poised for rapid growth in the Restaurant industry. The Business seeks funding to take advantage of a window of opportunity for introducing a new elevated food to accompany craft beer served at a counter on brewery premises.

Business Description. The Business is to be organized as a Limited Liability Company (LLC) formed and authorized under the laws of the State of Ohio, and will be led by Joby Bowman, who will serve as GM and her partner Michael Shields who will serve as Executive Chef. They will each control 50% of the ownership shares.

Joby has owned and been the Managing Partner of BrewRiver Gastropub (BRGP) for seven years. Her first fine dining restaurant experience was in college when she worked at Grand Finale as a server. She knew then that hospitality food and beverage would be a driving passion in her life. She expanded her knowledge and experience at Nola Restaurant in New Orleans, working as a front waiter/team service leader. At BRGP she oversees FOH Operations, Marketing, Human resources, and catering events.

Michael has a successful track record in the restaurant industry since graduating from the Midwest Culinary Institute in 1994. He grew his cuisine and back of the house management skills with a total of six years between Emeril's Nola restaurant and his Emeril's Atlanta. He was an executive chef for both Bravo Italian and the Cheesecake Factory where he was responsible for all kitchen operations in the high volume, large menu format. He became a General Manager in addition to Executive Chef for Forkable Feast, an upscale catering and gourmet to go business. Today and for the last 7 years, he has been an Ownership Partner and Executive Chef in BrewRiver.

Chef Michael is known as a creative and innovative food visionary. BrewRiver's menu has been copied across the city and in 2011 he was the first to bring a real Gastropub to Cincinnati. He was the first in the city to create a menu in which craft beer is the featured ingredient in 90 % of the recipes. Michael has also been home brewing for over 25 years.

Business Description. Elevated food to accompany craft beer served at a counter on the premises of Sonder Brewing.

Craft breweries in Cincinnati have grown rapidly over the last decade. Many have food available through convenient counter service. The food is good but simple with food-truck style food like Pizza and burgers. At the same time, Cincinnati has experienced a restaurant resurgence with dozens of high-quality new restaurants including several that follow the gastropub model. A gastropub is a bar with elevated high-end food that pairs well with cocktails, wine, and beers. BrewRiver Deerfield is about serving great food that is designed to complement and enhance the brewery experience with the convenience of counter service. This business can generate revenue and profitability. **A conservative projection based on other breweries in Cincinnati is $3.3MM in revenue with an operating income of 24%.**

Joby Bowman and Michael Shields have been operating a craft beer-centric sit-down restaurant in Cincinnati for 7 years, and they both have extensive experience with elevated but accessible cuisine since working together at Emeril Lagasse's Nola. They are passionate about the importance of fresh ingredients, scratch-made dishes and the art of making food that not only pairs with but enhances the experience of a craft beer.

They have executed a contract to lease space from Sonder Brewing in Mason Ohio to provide food service to the 2700 sqft taproom and 5000 sq ft of patio space from an 1100 sq ft kitchen located within the brewery. Sonder is going to be a family-friendly environment serving high-quality craft beer. The menu at BrewRiver is designed to complement both the environment and the beer.

Funding Request. The total funding request is for a $98,000 in net investment through a crowdfunding campaign organized by Wunderfund and in accordance with the terms of the prospectus. The funds will be used primarily for working capital and promotion.

Sonder will be open 7 Days a week and we will expect to staff and be open for 14 dayparts, everyday lunch, and dinner. Traffic is expected to be high. Inventory, trained staff, and sufficient working capital are critical to support cash flow for this significant operation. Promotion is critical as well since a key growth vector for the business is events and catering.

Financial projections suggest an initial investment break even at 24 months from opening. The business break even is 12 months.

II. BUSINESS SUMMARY

The business is a start-up business, providing clients with convenient, high quality elevated food to accompany craft beer served at a counter on brewery premises.

Position in the Industry. The key to success is a combination of the convenient and elevated food concept and the valuable location inside of Sonder Brewing. The demographics and market in Mason/Deerfield are very different than downtown Cincinnati or Oakley where other large format brew houses have created very successful operations that serve food as part of the experience. Elevated, but family-friendly food served in a convenient way is a rapidly growing segment with restaurants like Maplewood in downtown Cincinnati demonstrating the potential. BRDF believes that the combination of corporate, family and event-based traffic will build a solid 14 daypart business.

The concept is a menu designed for a short wait even when the taproom is busy, but still made with quality ingredients made from scratch. In addition, there will be family friendly options to align with the Sonder vision and demographic targets. Two other important elements are menu alignment with the Sonder beer and development of a catering business in Mason.

Location is an important part of this as well. BRDF has contracted favorable terms for a long-term lease of the space. This allows them to provide food service from an 1000 square foot kitchen located within the brewery. This kitchen is outfitted and ready for operations as soon as licensing and final touches are completed at the Brewery. Sonder is currently projecting an opening this fall. Sonder is a 15000 sq ft, 30 barrel $5.5 million dollar brewery located on a 6.5-acre parcel. The brewery will have nearly 8000 feet of space for guests between the 2800 sqft taproom and 2 outside patios with bocce, volleyball, and firepits. Conveniently located near both affluent suburban neighborhoods and large corporate complexes. Sonder's taproom is well positioned to be successful in all dayparts. Lunch and happy hour traffic from the business community are assured with close proximity to offices like P&G's Mason facility and their 2500 employees. In addition, Mason and Deerfield Township are full of affluent and active couples and families who can come and enjoy facility in the evening and on the weekends. Sonder has the vision to be a family-friendly environment serving high-quality beers. The menu at BrewRiver is designed to complement this vision.

Legal Issues. The promoters have secured the required trademarks for the products and processes of the business in accordance with the statutory requirements. State licensing is pending the completion of construction.

Location. Lease terms are favorable with a revenue basis, and a 5-year term and a 2-year extension. Details can be reviewed on request with a signed confidentiality agreement.

III. MARKETING SUMMARY

Target Markets. The two main target markets for the business include families and residents of the Mason Deerfield area and employees of local businesses with operations nearby.

1.Families and residents of Mason and Deerfield Township Ohio are the main targets for BRDF. The total population for these markets is 80000. Median income is much higher than average in Ohio. It is estimated that there are 80,000 people within the market who spend $46,000,000 annually on food away from home. To seek the most profitable market segments in the target markets overall, the Business will focus on the following areas within the target market:

- The key for the Family market is convenient, high-quality food with accessible options for kids as well as options designed for adults that pair with Sonder beers. Sonder will draw many people who will try the beer and learn about BRDF when they enter the Taproom. This is the moment of truth for BRDF, if the food is great and served with a minimum wait they will come back to eat and make it a family habit.

2. Employees of businesses with operations nearby also are a significant target market for lunch, happy hours, catering and on-premise events. The top 30 employers in Warren County have over 20000 employees. This includes the P&G Innovation and Health Care Center, Macy Customer Service, Cintas, and Luxottica. The school system in Mason employs over 1000. In addition Mason estimates that there are over 900 small to medium businesses within its borders.

- The key for the Business market is a "social" lunch, happy hour and events. Business people will value the inviting and flexible atmosphere of the taproom and patios for social events and impromptu celebrations. Food service must be dependable and convenient during high volume periods, they will not want to wait for very long. Scheduled events and off premises catering will allow for a broader set of menu options, all possible in this full-service kitchen.

Competition. Customer preference in this industry is based on convenience, food quality and location.

Mason and Deerfield have many chain restaurants offering fast casual food, however, they are not in a brewery facility like this one. Other nearby breweries serve food but are much smaller and the food is the more typical Pizza and Burger bar food fare.

Services. The Business intends to provide exceptional service and quality which will be the crucial factor in building and protecting the Business's brand within the community. The Business intends to handle customer concerns and issues with a customer oriented focus with the intent of providing timely resolution and preventing the loss of customers.

IV. STRATEGY AND IMPLEMENTATION SUMMARY

Company Goals and Objectives. BrewRiver Deerfield sees this as a repeatable business model and will entertain new breweries or takeovers of existing brewery food operations. New openings will be considered after 12 months of operation.

The Business plans the following tactics as part of sales promotion:

- Direct marketing to neighborhood businesses
- Advertising through press releases to industry publications and local newspapers.
- Internet marketing
- Participation in local events, beer festivals, "Taste of"

- Direct sales to local businesses
- Collaboration with Sonder marketing will be a major driver of traffic to the brewery and we will benefit from that significant investment

V. FINANCIAL PLAN

The Funding Request in this Business Plan outlines the major start-up costs associated with this business. Other costs include repair and maintenance, sales and production expenses. Regular monthly expenses are estimated at $30,000.00 for paying the employee salaries and other regular business expenses. The Business is expected to generate $880,000.00 in the first year, and gross profit is expected to be $130,000.00.

Appendices
Two appendices are attached.

Appendix I is a concept for menu that shows the type of food envisioned. This is an example and doesn't represent the final menu.

Appendix II is a 3-year financial projection based off of an assumption on taproom traffic.